UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.
 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     ________________                              .
                                                   .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .
Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s)
referenced   above,  this  is  to  certify  that  the   following
transactions were carried out and borrowings made, during the fourth quarter ended December 31, 2001, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

  Expenditures for SFI's fuel program for 2001 during the 4th quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year-To-Date
2001 Fuel Supply Program:
1. Gas and Oil Development
    and Production                     $     0       $     0
2. Nuclear Fuel Procurement                472        (3,672)
3. Fuel Oil Program                     (4,790)       (7,155)
                                       -------       -------
TOTAL EXPENDITURES                      (4,318)      (10,827)
                                       -------       -------
Less funds derived through
 amortization & depreciation
 Charges
Amortization of Gas & Oil
 Development & Production Costs             27           349
Depreciation & Other
 Amortization                               (6)          (26)
                                       -------       -------

TOTAL depreciation & amortization           21           323
                                       -------       -------

Net Expenditures                        (4,297)      (10,504)

(Increase) decrease in:
  Outside financing
  System Money Pool borrowings          10,004        58,667
                                       -------       -------

TOTAL (increase)decrease
 in borrowings                          10,004        58,667
                                       -------       -------

Increase (decrease) in working
 Capital                               $(5,707)     $(48,163)
                                       =======      ========
1. Gas and Oil Development and
    Production
                                         Net Expenditures
                                          (In Thousands)
                                    4th quarter   Year-To-Date
Gas and Oil Development
 and Production                      $     0         $    0
                                     =======         ======

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of December 31, 2001, accumulated net proceeds of approximately $251,595 are retained at SFI for the continuing shutdown activities.




      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Sales to non-System parties:
  Natural gas                        $  0          $  0
  Condensate                            0             0
  Crude oil                             0             0
                                     ----          ----
TOTAL                                   0             0
Miscellaneous income (including
 sale of assets)                        0             0
                                     ----          ----
TOTAL                                   0             0

General and administrative
 expense                                0           327
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment                27            22
                                     ----          ----

Net proceeds                         $ 27          $349
                                     ====          ====

2. Nuclear Fuel Procurement

                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Nuclear Fuel Procurement             $  472        $(3,672)
                                     ======        =======

                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                         $39,736        $62,618
  General and administrative
   expense                              209            598
  Interest expense                      289          1,426
                                    -------        -------
TOTAL                                40,234         64,642
                                    -------        -------
Sales of nuclear materials and
  processing services to
  System companies                   39,762         68,314
                                    -------        -------
Net effect on inventory             $   472        $(3,672)
                                    =======        =======

3.  Fuel Oil Program

                                       Net Expenditures
                                        (In Thousands)
                                 4th Quarter    Year-To-Date
Fuel Oil Inventory                 $(4,790)       $(7,155)
                                   =======        =======
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)


  December 31, 2001                  1,731          33,442
  September 30, 2001                 2,107          38,232
  June 30, 2001                      1,588          41,659
  March 31, 2001                     2,136          58,529
  December 31, 2000                  1,220          40,597


                                  During 4th
                                   Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  Excluding period cost:
    #2 Fuel Oil                      22,833         33.72
    #6 Fuel Oil                     197,311         13.47


4.     Other Items:

   a) As  of December 31, 2001, SFI's outstanding debt and Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
  Common Stock                            $    20
  Notes payable                            34,000
                                          -------
    TOTAL                                  34,020
System Money Pool                          27,742
Banks                                           0
                                          -------
TOTAL                                      61,762
                                          =======

   b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 2001, SFI was billed by Entergy Services for the following amounts:



                                                             Total
                           October  November    December    4th Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    Cost                  $  5,407  $12,355    $  9,206    $ 26,968
   Other direct cost         3,473    3,152       2,268       8,893
  Indirect Cost              1,738    2,625       1,950       6,313
                          --------  -------    --------    --------
        TOTAL               10,618   18,132      13,424      42,174
                          --------  -------    --------    --------

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:              73,357   59,991     119,622     252,970
                          --------  -------    --------    --------

Total cost of services
performed by Entergy
Services                  $ 83,975  $78,123    $133,046    $295,144
                          ========  =======    ========    ========
Amounts billed to
Operating Companies for
The Fuel Oil Program*     $ 44,021  $44,749    $ 62,062    $150,832

Charged to Nuclear Fuel
Procurement                 39,954   33,374      70,984     144,312
                          --------  -------    --------    --------

TOTAL                     $ 83,975  $78,123    $133,046    $295,144
                          ========  =======    ========    ========


   * Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 4th quarter of 2001, such Fuel Oil Program period costs were allocated 9.95% to ENTERGY ARKANSAS, INC., 49.67% to ENTERGY LOUISIANA, INC., 29.41% to ENTERGY MISSISSIPPI, INC., and 10.97% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.



IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of January 2002.




                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.



                                BY:  /s/ Nathan E. Langston
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:   /s/ Steven C. McNeal
                                      Steven C. McNeal
                                       Vice President
                                       and Treasurer